# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JEWETT CAMERON TRADING CO LTD, CIK 0000885307
CUSIP: 47733C207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 32275 NW HILLCREST, NORTH PLAINS, Oregon (OR), 97133
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001536588
Persons authorized to receive notices and communications: Adam Bradley, 123 S White St, Wake Forest, North Carolina (NC), 27587, 9192952522; Melinda Bradley, 123 S White St, Wake Forest, North Carolina (NC), 27587, 9192952522

## Reporting persons
- AJB Investment Fund II, LP (CIK 0001536588): type of reporting person: partnership (PN); citizenship or place of organization: North Carolina (NC); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 244,378; sole dispositive power 0; shared dispositive power 244,378; aggregate amount beneficially owned 244,378 (6.9% of the class)
- AJB Capital, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: North Carolina (NC); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 244,378; sole dispositive power 0; shared dispositive power 244,378; aggregate amount beneficially owned 244,378 (6.9% of the class)
- Adam Bradley: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 11,400; shared voting power 275,666; sole dispositive power 11,400; shared dispositive power 275,666; aggregate amount beneficially owned 287,066 (8.2% of the class)
- Melinda Bradley: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 263,471; sole dispositive power 0; shared dispositive power 263,471; aggregate amount beneficially owned 263,471 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: JEWETT CAMERON TRADING CO LTD
Address of issuer's principal executive offices: 32275 NW HILLCREST, NORTH PLAINS, Oregon (OR), 97133

## Item 2. Identity and Background
Name of person filing: AJB Investment Fund II, LP a North Carolina limited partnership; AJB Capital LLC a North Carolina limited liability company; Adam Bradley a United Stated citizen; Melinda Bradley a United States citizen
Residence or business address: 123 S White St, Wake Forest NC 27587
Present principal occupation or employment: The principal business address for each of AJB Fund II, AJB Capital, Mr. Bradley and Ms. Bradley is 123 South White Street, suite 300, Wake Forest, North Carolina 27587. The principal business of AJB Fund II is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of AJB Capital is providing investment management services and serving as the general partner of AJB Fund II and AJB Investment Fund, LP, a North Carolina limited partnership. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. Mr. Bradley?s principal occupation is serving as manager of AJB Capital. Ms. Bradley?s principal occupation is serving as manager of AJB Capital.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: North Carolina, United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares beneficially owned by each of AJB Fund II and AJB Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 244,073 Shares beneficially owned by AJB Fund II and AJB Capital is approximately of $477,174, including brokerage commissions.

The Shares beneficially owned by Mr. Bradley are held in an individual retirement account and in accounts of the children of Mr. Bradley and Ms. Bradley (the ?Bradley Children?), and were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 23,595 Shares beneficially owned by Mr. Bradley is approximately $46,452, including brokerage commissions.

The Shares beneficially owned by Ms. Bradley are held in an individual retirement account and were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 19.093 Shares beneficially owned by Ms. Bradley is approximately $37,751, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Issuer?s board of directors (the ?Board?), price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations, dispositions or financing transactions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own:

(i) AJB Fund II beneficially owns 244,378 Shares representing approximately 6.9% of the outstanding Shares.

(ii) AJB Capital, as the general partner of AJB Fund II, may be deemed to be the beneficial owner of 244,378 Shares beneficially held by AJB Fund II, representing approximately 6.9% of the outstanding Shares.

(iii) Mr. Bradley, as manager of AJB Capital, may be deemed to be the beneficial owner of 287,066 Shares beneficially held by AJB Fund II representing 8.2% of the outstanding Shares and beneficially owns 23,595 Shares, representing a less than 1% of the outstanding Shares, which are held in an individual retirement account and in accounts of the Bradley Children.

(iv) Ms. Bradley, as manager of AJB Capital, may be deemed to be the beneficial owner of 263,471 Shares beneficially held by AJB Fund II, representing approximately 7.5% of the outstanding Shares and beneficially owns 19,093 Shares, representing a less than 1% of the outstanding Shares, which are held in an individual retirement account.

(iv) Collectively, the Reporting Persons beneficially own 287,066 Shares representing approximately 8.2% of the outstanding Shares.

All percentages set forth in this Schedule 13D are based upon 3,520,113 Shares outstanding, as of April 13, 2026, as reported in the Issuer?s Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2026, filed with the Securities and Exchange Commission on April 13, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
AJB Fund II and AJB Capital have shared power to vote or direct the vote of the 244,378 Shares held by AJB Fund II.

AJB Fund II and AJB Capital have shared power to dispose or direct the disposition of the 244,378 Shares held by AJB Fund II.

Mr. Bradley has shared power to vote or direct the vote of the 287,066 Shares held by AJB Fund II, in Ms. Bradley's account, and in accounts of the Bradley Children.

Mr. Bradley has shared power to dispose or direct the disposition of the 287,066 Shares held by AJB Fund II, in Ms. Bradley's account, and in accounts of the Bradley Children.

Mr. Bradley has sole power to vote or direct the vote of the 11,400 Shares that are held in held in an individual retirement account.

Mr. Bradley has sole power to dispose or direct the disposition of the 11,400 Shares.

Ms. Bradley has shared power to vote or direct the vote of the 263,471 Shares that are held in held in an individual retirement account and AJB Fund II.

Ms. Bradley has shared power to dispose or direct the vote of the 263,471 Shares that are held in held in an individual retirement account and AJB Fund II.
Transactions in the class effected during the past sixty days:
The following transactions were effected by AJB Fund II during the past sixty (60) days:

Date of Purchase/Sale Security Amount of Shares Purchased (Sold) Price per Share

3/25/26, 1,000, $1.66
4/7/26, 158, $1.65
4/10/26, 18,074, $1.68
4/13/26, 345, $1.65
4/23/26, 2,182, $1.91
4/24/26, 5,000, $1.90
4/28/26, 1,614, $1.97
4/29/26, 66,000, $1.95
4/30/26, 195,000, $1.96
5/1/26, 7,843, $1.97
5/4/26, 3,945, $2.00
5/5/26, 10,000, $2.01
5/6/26, 10,000, $2.01
5/7/26, 15,204, $2.02
5/8/26, 5,000, $2.01
5/11/26, 15,000, $1.99
5/12/26, 28,000, $1.96
5/13/26, 36,518, $1.97
5/14/26, 700, $1.98
5/15/26, 16,900, $1.97

No transactions in the Shares were effected AJB Capital during the past sixty (60) days. The transactions in the Shares on behalf of AJB Fund II during the past sixty days are set forth in the table above.

The following transactions were effected by Adam Bradley during the past sixty (60) days:

Date of Purchase/Sale Security Amount of Shares Purchased (Sold) Price per Share
5/1/26, 9,300, $1.97
5/7/26, 7,635, $2.02
5/18/26, 6,660, $1.90

The following transactions were effected by Melinda Bradley during the past sixty (60) days:

Date of Purchase/Sale Security Amount of Shares Purchased (Sold) Price per Share
5/1/26, 5,000, $1.97
5/7/26, 6,000, $2.02
5/18/26, 8,093, $1.95

The above transactions were effected on the open market.
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On May 18, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. [Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.]

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: jointagreement.htm

## Signatures
- AJB Investment Fund II, LP: /s/ Adam Bradley, Adam Bradley, Manager (05/18/2026)
- AJB Capital, LLC: /s/ Adam Bradley, Adam Bradley, Manager (05/18/2026)
- Adam Bradley: /s/ Adam Bradley, Adam Bradley (05/18/2026)
- Melinda Bradley: /s/ Melinda Bradley, Melinda Bradley (05/18/2026)